EXHIBIT 10.19

Hickey Cardiac Monitoring System

A Proposal for Services to

Scivanta Medical Corporation

Presented To:	Scivanta Medical Corporation David LaVance Tom Gifford 215 Morris Ave Spring Lake, NJ 07762

Hickey Cardiac Monitoring System

Section I: Scope of Work

Applied Sciences Group, Inc. (“ASG”) will provide the software engineering services as defined in this proposal.

As a provider of engineering solutions in the areas of factory automation, high tech and project management since 1993, ASG is a qualified provider for the Hickey Cardiac Monitoring System project in accordance with the mission of the company:

ASG will provide technically superior engineering solutions for applications involving research, industrial and manufacturing environments, design-oriented engineering services, technical project management and training. Our service will be easily integrated by our customers, as we will blend into their structure while illustrating outstanding business ethics and superior technical expertise.

Problem Statement

Scivanta Medical Corporation (“Scivanta”), Ethox International, Inc. (“Ethox”) and ASG have been charged with developing an FDA-validated instrument to measure key cardiac parameters, based on an esophageal catheter and associated instrumentation. ASG’s role is to provide the control, data capture, data processing and display software for the instrument.

Approach

Over the past several months, task details have been developed and presented to Scivanta and Ethox based on the agreed-to roles and responsibilities of each involved party. In summary:

•	Ethox will provide overall engineering program management, quality assurance, design and development of the catheter component;
•	A hardware developer, to be determined, will provide instrument electronics development and board-level software to provide a pump and electronics interface to the high-level software;
•	ASG will develop the software algorithms to run the instrument, the data collection function and the user interface.

All parties will participate in engineering meetings, testing and validation efforts. Some travel will be required and is included in this proposal.

The following tables outline the major software engineering development tasks that must be completed prior to FDA product approvals. Many of these tasks are dependent on the hardware developer’s schedule and availability of development equipment (see assumptions below).

Phase I Tasks: Catheter Position Algorithm, Requirements Definition and High-Level Design

Phase I Tasks, as defined in this proposal, are those tasks whose levels of effort can be accurately estimated. Four tasks have been identified that fit into this category. These tasks include the engineering review of the original prototype’s software functionality, engineering analysis and re-design of the original prototype’s catheter positioning algorithm (and requisite data collection effort), the new product’s requirements analysis and specification, and the high-level design efforts. These tasks are specified in the table below.

Phase I: ASG Engineering Estimates (Fixed Price Tasks)	Effort (Hours)

Review and Document Existing Software • Pump Control • Display Functionality • Dispatch Functionality • Watchdog Functionality • Data Analysis • Configuration • Communications Interfaces	224
Re-Analyze and Develop Catheter Positioning Algorithm • Perform Engineering Analysis of previous prototype software, review signal processing algorithms, collect data for analysis, analyze results and provide design recommendations, and document results. • Review software interaction with Pump Control process, Dispatch and Communications Processes, provide design recommendations, and document results.	308
Develop System Specification(s) • Meetings to discuss quality and project plans • Determine system and software requirements • Perform risk/hazard analysis on all software requirements • Perform traceability study • Generate system-level test plan • Generate standards documentation	236
Perform High-Level Design • Specify HW platform, SW tools and configuration management system • Determine processor allocations (CPU, memory, storage) • Develop hardware and software interface design specification • Update risk/requirements documents based on findings • Create high-level software definition • Perform design reviews	244
Total Phase I (Fixed Price) Tasks (hours)	1008
Phase I Duration (Weeks)	13
Phase I Engineering Cost	$80,640
Phase I PM/QA Cost	$22,100
Phase I Travel Cost (Estimated)	$2,500
Phase I Total	$105,240

Note: The Phase I catheter position analysis requires timely Independent Review Board (or other) approval so that collection of subject data, needed for subsequent analysis, can proceed. Currently there are only two data sets available, and these will not be enough to test algorithm robustness. 8-20 data sets would be more appropriate for robustness testing.

Phase II Tasks: Low-level Design, Coding, Testing and Validation

Phase II Tasks, as defined in this proposal, are those tasks whose levels of effort cannot be accurately estimated until after all requirements and high-level design issues have been addressed. This is due to the unknowns associated with the experimental nature of this project. ASG believes that new or changed requirements - and their impact on the overall design - will be minimal and therefore is comfortable estimating the remaining level of effort to ±12%. Prior to the performance of any of the Phase II Tasks outlined herein, the parties shall execute a written agreement setting forth the terms and conditions, including the pricing, relating to the Phase II Tasks. Such written agreement may either be in the form of an amendment to this Agreement or an additional agreement between the parties.

These tasks are specified in the table below.

Phase II: ASG Engineering Estimates by Task	Effort (Hours)

Low-Level Design Effort • Low-level software definition • Coding and module testing • Traceability analysis • Design reviews • Code reviews	1792 ±12%
Design Verification • Integrate to target platform • Low-level regression testing • Function validation - test execution • Function validation - Evaluation • Function validation - Test Report	212 ±12%
Beta Design • Redesign for optimization • Re-validation	520 ±12%
Total Phase II Tasks (hours)	2524 ±12%
Phase II Duration (Weeks)	35
Phase II Engineering Cost	Approx. $201,920 ±12%
Phase II PM/QA Cost	$59,500
Phase II Travel Cost (Estimated)	$5,250 to $7,500
Phase II Total	$230,100 to $293,560

Project Duration in Months	10 to 12

One concern with the Phase II tasks is that the hardware developer will probably not be able to deliver a breadboard prototype unit until well into the Alpha Development phase. ASG and the hardware developer will work to determine if a generic or partially-functional development board can be made available for ASG’s use, so that coding tasks are not impacted by board availability.

Notes and Assumptions

Reasonable non-labor expenses (travel expenses, meals, hotel) will be billed to Scivanta at cost.

Several engineering assumptions were clarified during the project kickoff meeting. ASG’s assumption that the hardware developer would assume responsibility for the low-level software (electronics interface and pump control) is correct; ASG does not reflect any hours in our schedule to perform those tasks. All other ASG assumptions have not changed, and include:

•
ASG assumes that the device will be regarded for FDA purposes as a minor level of concern. This significantly shortens the coding/testing phase as code modules are not as stringently controlled, documented and tested as they would be under more moderate levels of concern. Functional testing - testing to the system requirements - is still required for all software.

•
ASG assumes that IRB (or equivalent) approvals will be in place in a timely manner so that the Catheter Position algorithm can be tested and developed with more than the two data sets currently available for analysis.

•
ASG assumes that for program continuity, if outside FDA consultants are hired that they will be hired at the program management level (we assume that Ethox is likely to take this role and provide FDA consultants, if necessary, to the project). Ethox may defer this role to the instrument manufacturer or to ASG. The level of effort for an FDA consultant can probably be measured as a fraction of a week (20-40%) for the duration of the project.

•	Additional engineering hours for support during Pilot manufacturing runs are not included, nor is any manufacturing support software development effort included in this estimate.

Please note that any time on site at customer’s facility during which the system is not available for ASG personnel to perform the quoted work will be billed as “out of scope” and shall be billed to Scivanta at an hourly rate of $80 per hour and $85/hr for Project management or Quality assurance tasks. However, before proceeding to provide such out of scope effort the ASG engineer will obtain prior written approval from Scivanta.

Any on site work will be limited to a period of no more than 8 hours per day, 40 hours per week, Monday through Friday. Working hours are during the customer’s normal day shift operations.

Use of Proprietary Material

All equipment, procedures and documentation made available to ASG and its representatives in connection with this project shall be considered proprietary to Scivanta, and the Confidential Information of Scivanta. Such Confidential Information shall only be disclosed to employees of ASG, the hardware developer or Ethox as needed to perform the duties in connection with this scope of work. ASG agrees that it shall (i) hold the Confidential Information in strictest confidence to avoid disclosure and (ii) not use the Confidential Information for any purpose except as expressly contemplated under this Agreement.

Safety Issues

Personal safety issues with regard to any on-site work will be determined and addressed prior to the start of any on-site work. ASG employees will be made aware of all safety requirements, documentation and/or personal protective equipment (PPE) that may be necessary to insure their safety while on site. ASG shall be solely responsible for insuring employee safety on-site and complying with any and all federal, state and local workplace laws and regulations.

Post -Delivery Support

ASG’s shall provide continuing software support and to be available to perform additional work review for a period of 7 years following delivery of the software.

Section II: Engineering/Programming Estimate

The following table indicates the requirements for the Hickey Cardiac Monitoring System. Upon award of contract, specific dates will be assigned to each item, with all dates reviewed by ASG and Ethox program management, and approved by Scivanta.

Phase I:

Task	Fixed-Price Tasks	Cost
1	Review and Document Existing Software	$17,920
2	Re-Analyze and Develop Catheter Positioning Algorithm	$24,640
3	Develop System Specification(s)	$18,880
4	Develop and Document High-Level Software Design	$19,520
	PM/QA associated with above tasks	$22,100
	Travel associated with above tasks	$2,500
	Totals	$105,240

Phase II:

Task	Estimated Cost Tasks	Estimated Cost
		Low	High
5	Develop and Document Low-Level Design, Coding and Testing	$112,230	$162,560
6	Design Verification (Validation Testing and Documentation)	$14,720	$19,200
7	Beta Redesign	$19,200	$19,200
8	Beta Revalidation	$19,200	$25,600
9	PM/QA associated with above tasks	$59,500	$59,500
10	Travel associated with above tasks	$5,250	$7,500
	Totals (PM/QA/Travel)	$230,010	$293,560

	Grand Total	$335,250	$398,800

Section III: Deliverables

All source code will become the property of Scivanta, and all code will be adequately developed in accordance with FDA standards for a minor level of concern device.

Deliverables will include

•	Reports associated with all invoices indicating task completion status
•	Source code that will meet the requirements as specified by the design team (Scivanta, Ethox, the hardware developer and ASG) during the Phase I tasks (see section I, above)
•	Design History File associated with software development
•	Test procedures
•	Test reports demonstrating that the software was tested against those procedures

Section IV: Terms and Conditions

Billing:	Phase I - Fixed Cost Contract; Phase II - Time & Materials Contract; • Progress Payments electronically invoiced biweekly for the duration of contract.
Payment:	Net 30 days upon receipt of invoice. A 1.5% late fee will be assessed beyond net 30 days and every 30 days thereafter.
Terms:	See Attachment A, “2007 Standard Terms and Conditions”; This proposal is valid for 30 days.
Billing Rates:	Engineering at $80 per hour PM/QA at $85 per hour
Estimated Engineering Hours:	3,040 to 4,032
Engineering Estimate, Phase I:	$80,640
PM/QA Estimate, Phase I:	$22,100
Travel Estimate, Phase I:	$2,500
Phase I Subtotal:	$105,240
Engineering Estimate, Phase II	$165,260 to $226,560
PM/QA Estimate, Phase II	$59,500
Travel Estimate, Phase II	$5,250 to $7,500
Phase II Subtotal:	$230,010 to $293,560
Estimated Total, Both Phases:	$335,250 to $398,800

Should you have any questions, or require additional information, please feel free to contact me at your convenience at (716) 626-5100.

Respectfully,

/s/ Ben Castro
Ben Casto        2 July 2007
Sales Manager

Applied Sciences Group, Inc.
305 Cayuga Rd., Suite 100
Buffalo, NY 14225
Phone  (716) 626-5100
Fax       (716) 626-0629

Accepted:

Scivanta Medical Corporation

By: /s/ Thomas S. Gifford
       Executive Vice President and Chief Financial Officer

Date:  July 2, 2007

Attachment A: Applied Sciences Group, Inc.

2007 Standard Terms & Conditions

The following terms and conditions constitute a part of all Applied Sciences Group, Inc. (“ASG”) quotations or proposals and shall apply to any resulting purchase orders or contracts unless otherwise acknowledged in writing by ASG. Scivanta Medical Corporation (the “Purchaser”), by placement of an order, acknowledges their agreement to these Terms and Conditions.

1.
Scope of Work. Any changes to the scope of the work post-award may be subject to additional charges and must be approved, in writing, by ASG. Any items not expressly included in the proposal are excluded. Any changes in drawings and/or specifications as to any material and/or work covered by Purchaser’s Order, resulting in a difference in price or time for performance resulting from such changes shall be equitably adjusted and the order and/or schedule shall be modified in writing signed by the parties accordingly.

2.
Billing. Progress payments will be invoiced at specified intervals for the duration of the contract, as outlined in the proposal. Changes must be agreed to in writing by ASG. In the event Purchaser suspends or cancels a project after the start of work, Purchaser shall be responsible for all work performed and costs incurred by ASG prior to such suspension or cancellation.

3.
Payment. Unless otherwise agreed in writing, payment for goods and services delivered by ASG shall be net 30 days after the invoice date for such goods and services. A 1.5% late fee will be assessed beyond net 30 days and every 30 days thereafter. Should ASG obtain the services of a collection agency or attorney to resolve payments over 90 days late, any collection agency or attorney fees will be the responsibility of the Purchaser.

4.
Schedule. Quoted schedules are subject to change at the time of order placement based on current ASG backlog. ASG shall notify Purchaser at the time of order if any such delay due to backlog will occur. Quoted schedules exclude weekends or holidays unless otherwise stated and exclude customer review time unless otherwise stated. Every effort will be made to hold delivery dates. ASG shall not be liable for delays or defaults in deliveries due to causes beyond its control and without its fault or negligence. If at any time ASG has reason to believe that delivery will not be made as scheduled, written notice setting forth, the causes of the anticipated delay will be given immediately to the Purchaser and project team. Any delay due to fault of subcontractors will be excusable, only if beyond the control and without the fault or negligence of both ASG and its subcontractor and only if ASG established that it could not obtain supplies or services from any other source in time to meet the delivery schedule.

5.
Acceptance. This quotation does not constitute an acceptance by ASG of any terms and conditions not stated herein. References in this quotation or resulting contract or purchase order, to any offer, counter offer, or other document shall in no way constitute a modification of any of the terms and conditions of this quotation. ANY ATTEMPTED ACKNOWLEDGEMENT OF THIS QUOTATION CONTAINING TERMS AND CONDITIONS INCONSISTENT WITH, OR IN ADDITION TO, THE TERMS AND CONDITIONS PRESENTED HEREIN IS NOT BINDING UPON ASG UNLESS EXPRESSLY ACCEPTED BY ASG IN WRITING.

6.
Warranty for Engineering and Programming Design Services, Limitation of Liability. ASG warrants that the services it provides shall be performed in a competent and professional manner and in conformance with agreed upon standards. Purchaser’s sole remedy shall be the reperformance of services to provide corrective action or refund amounts paid for the services, at Purchaser’s option,. IN NO EVENT WILL ASG BE RESPONSIBLE FOR INCIDENTAL OR CONSEQUENTIAL DAMAGES EVEN IF THE COMPANY WAS AWARE OF THE POTENTIAL FOR SUCH DAMAGES. ALL OTHER WARRANTIES ARE EXPRESSLY DISCLAIMED.

7.
Warranty for Commercial Goods, Limitation of Liability. ASG warrants that all goods sold by the Company shall be of good quality and free from defects in workmanship and materials and shall perform in accordance with the product specifications as of the date of delivery to the F.O.B. point. IN NO EVENT WILL ASG BE RESPONSIBLE FOR INCIDENTAL OR CONSEQUENTIAL DAMAGES EVEN IF THE COMPANY WAS AWARE OF THE POTENTIAL FOR SUCH DAMAGES. ALL OTHER WARRANTIES ARE EXPRESSLY DISCLAIMED. Warranty claims must be made in writing within 90 days from the date of delivery to the F.O.B. point. ASG shall repair, replace or refund amounts paid, at its discretion, for any claims covered by this warranty. This warranty is limited to the sale of goods and materials only and does not apply to services. This warranty does not apply to product deficiencies resulting from designs or specifications which have been provided by the Purchaser.

8.
Assignment - No contract or any interest therein, resulting from this quotation, shall be assigned or transferred by either party except as expressly authorized in writing by the other party, and any attempted assignment without such consent shall be void. Notwithstanding the foregoing, Scivanta may assign this Agreement to an affiliate or in connection with any merger, reorganization or sale of substantially all of Scivanta assets or other change of control transaction without any consent from ASG.

9.
Federal, State, and Local Taxes - Except as expressly provided in this quotation, prices exclude Federal, State and Local taxes and duties. Such taxes or duties, if collected by ASG, will appear as a separate charge on the invoice.

10.
Disputes - In the event that any dispute, arising under or relating to a contract resulting from this quotation, cannot be resolved by settlement between the parties or by an Alternative Dispute Resolution technique agreed to by all parties, either party may litigate any such dispute. Purchaser agrees to the exclusive jurisdiction and venue of the courts presiding in Monmouth County, New Jersey for all disputes arising hereunder.

11.
Applicable Law - It is agreed that contracts associated with this quotation shall be construed, interpreted and governed by the internal Laws of the State of New York, without regard to principals of conflicts of law.

12.
Permits and Compliance to Applicable Rules/Regulations - Except as otherwise agreed to by ASG, the Purchaser shall procure all necessary permits or licenses required due to the special nature of services requested by the Purchaser, and abide by all applicable laws, regulations and ordinances of the United States and the State, territory and political subdivision in which the work under contract is performed.

13.
Intellectual Property - It is the responsibility of the Purchaser to ensure that products or services provided by ASG at the Purchaser’s request or direction do not violate any patents existing or pending. Moreover, the Purchaser assumes full liability for any such patent infringements, and agrees to indemnify and defend ASG against any such liability. Purchaser’s liability to ASG relating to a patent infringement claim shall be limited to the amounts paid to ASG hereunder.

To the extent that ASG utilizes its own pre-existing intellectual property, including but not limited to methods, processes, or inventions (the “ASG Intellectual Property”), ASG represents and warrants that the ASG Intellectual Property utilized in performing the services provided to Scivanta hereunder and the results of such services will not infringe upon any patent, copyright, trademark, trade secret or other intellectual property right of any third party. ASG shall indemnify defend, and hold harmless Scivanta, including its officers, directors, and employees, agents and contractors, from and against any and all judgments, liabilities, claims, demands, expenses, losses or costs (including attorneys’ fees) arising from or relating to any third party intellectual property infringement claim in connection with the ASG Intellectual Property or ASG’s provision of services hereunder.

14.
Invention and Assignment- ASG agrees that all right, title and interest in and to all information, data, inventions, discoveries, developments, creative works, ideas, products, systems, computer programs, object code, source code, computer algorithms and related documentation, including improvements or modifications thereto, and works of authorship, whether or not patentable, copyrightable or subject to other forms of protection, made, created, developed, written or conceived by ASG or ASG employees during the term of this Agreement in the performance of duties relating to the subject matter of this Agreement (collectively the “Intellectual Property”), to the greatest extent permitted by law, constitute works for hire and are the sole and exclusive property of Scivanta from the moment of its creation.

To the extent that any Intellectual Property created by ASG in the performance of its duties hereunder does not constitute a work for hire, or does not constitute the sole and exclusive property of Scivanta, as provided above, ASG hereby assigns and agrees to assign to Scivanta all of ASG’s right, title, and interest in and to all such Intellectual Property.

ASG agrees that it shall, at Scivanta’s expense, execute a specific assignment of title to the Intellectual Property to Scivanta and do anything else reasonably necessary or desirable to enable Scivanta to secure a patent, copyright or other form of protection for or otherwise exploit, preserve, defend or enforce any Intellectual Property right anywhere in the world.

ASG’s obligations under this Section 14 shall survive the termination of ASG’s engagement by Scivanta for any reason.

15.
Insolvency - If Purchaser ceases to conduct its operations in the normal course of business, including inability to meet its obligations as they mature, or if any proceeding under the bankruptcy or insolvency laws is brought by or against Purchaser, or a receiver for Purchaser is appointed or applied for, or an assignment of creditors is made by the Purchaser, ASG, to the extent permitted by law, may terminate the contract without liability.

16.
Cancellation - If the Purchaser chooses to cancel any contract or order associated with this quotation, written notice must be given to and acknowledged by ASG during normal work hours. ASG will stop work in progress, whereupon it will invoice the Purchaser for all applicable services rendered, including labor, materials, outside services, and fees, up to the time of cancellation. Labor charges will be calculated based on ASG’s standard hourly rates. Payment shall be due within 15 working days of such cancellation.

17.
Order of Precedence - In the event of an inconsistency between the provisions of these terms and conditions and the provisions of any other documents exchanged, or agreements made between the parties, these terms and conditions shall supersede any inconsistent provision in such other documents or agreements, unless expressly amended by a written agreement making specific reference to the provisions being amended.

18.
Attorneys’ Fees and Costs - In connection with any litigation arising out of the Agreement, the prevailing party shall be entitled to recover all of its costs and expenses incurred including actual attorneys’ fees for services rendered in connection with such litigation, including its proceedings and post-judgment proceedings. As used herein, the term “attorneys’ fees” shall be deemed to include charges for paralegal law clerks and other staff members operating under the supervision of an attorney and for all sales and/or use taxes imposed thereon by an appropriate governmental authority.

19.
LIMITATION OF WARRANTIES - THE WARRANTIES STATED IN PARAGRAPHS 6 AND 7 OF THESE TERMS AND CONDITIONS ARE GIVEN IN PLACE OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR USE, OR OTHERWISE. NO PROMISE OR AFFIRMATION OF FACT MADE BY ANY AGENT OR REPRESENTATIVE OF ASG SHALL CONSTITUTE A WARRANTY BY ASG OR GIVE RISE TO ANY LIABILITY OR OBLIGATION. ASG SHALL NOT BE LIABLE IN ANY EVENT FOR INCIDENTAL OR CONSEQUENTIAL DAMAGES AS THOSE TERMS ARE DEFINED IN ARTICLE 2 OF THE NEW YORK UNIFORM COMMERCIAL CODE. The warranties granted by ASG are terminated and ASG shall not be liable to Purchaser or any other person for any damage, injury or loss arising out of the use of any goods or services, whether by reason of any defect in the goods or services furnished hereunder or otherwise, if, prior to such damage, injury or loss, the goods or services are (a) damaged or misused after tender of delivery, (b) repaired, altered or modified without ASG’s written consent, or (c) not used, maintained, operated or applied in strict compliance with instructions supplied by ASG.

20.
Force Majeure - ASG shall not be liable for nonperformance or delay in performance due wholly or partly to commercial impracticability or any cause not wholly or exclusively in its control or which it could not by reasonable diligence have avoided. Upon the occurrence of any such contingency, ASG shall have the right to suspend or reduce deliveries during the period of such contingency, and the total quantity deliverable under this contract shall, at ASG’s election, be reduced by the quantities so omitted. The following shall not be considered wholly or exclusively within ASG’s control: fire; flood; earthquake; storm; acts of God; labor controversies; court decrees; inability to use the full capacity of plants or facilities as a result of government action, and inability to obtain fuel, power, raw materials, labor, containers or transportation facilities, without litigation or the payment of penalties.

21.
NON-Recruitment Clause: When ASG and Purchaser enter this contract, in which various employees of the ASG will be performing services at the Purchaser’s premises and/or other such locations, Purchaser recognizes and agrees that such employees of ASG are of great value to ASG and that the loss of their services to ASG would cause substantial damage to ASG for which there would be no adequate remedy at law. Purchaser therefore agrees that during the time ASG is performing services for the Purchaser, and for a period of one year thereafter, the Purchaser will not:

•	solicit for employment (directly or through a third party), as the Purchaser’s employee or as an independent consultant, any ASG’s employee who provided services to the Purchaser;
•	Employ any ASG’s employee as the Purchaser’s employee or an independent consultant.

Purchaser further agrees that in the event this agreement is violated, ASG shall be entitled to an injunction restraining any further violation - in addition to any other right or remedy to which the ASG might be entitled in law or in equity. However, in the event that both the Purchaser and ASG agree that it is in ASG’s employee’s best interest to entertain a job offer from the Purchaser, then ASG will be compensated by the Purchaser as follows:
•
When a job offer is accepted by the ASG’s employee, the Purchaser shall pay a lump sum equal to 20% of the employee’s first year’s salary, plus any training and recruitment costs incurred by ASG in the 12 months prior to the offer being accepted.

22.
Entire Agreement - This Contract constitutes the entire agreement between the parties and may be modified only in writing and the agreed to by both parties. Neither ASG nor the Purchaser will be bound by any oral agreement or representation irrespective of whom or when made.